State of Delaware
Secretary of State
Division of Corporations
Delivered 11:55 AM 01/26/2016
FILED 11:55 AM 01/26/2016
SR 20160400339 - File Number 5948142

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is
Real Estate Reserve, LLC

Second: The address of its registered office in the State of Delaware is One Commerce Center
1201 Orange Street #600 in the City of Wilmington.
Zip code 19899. The name of its Registered agent at such address is
InCorp Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ______.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 26 day of January, 2016.

By: Glenn Ribble
Authorized Person (s)

Name: Glenn Ribble

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: Real Estate Reserve, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

Article Fifth - Series LLC. Notice is hereby given that, pursuant to Section 18-215(b) of the Delaware LLC Act, the Company has or may establish one or more designated series and that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company shall be enforceable against the assets of such series only and not against the assets of the Company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement of the Company, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 11th day of April, A.D. 2025.

By: ______________________
Authorized Person(s)

Name: Clemen Cunningham
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